October 25, 2017

VIA EDGAR

Kenneth Ellington

Staff Accountant

Division of Investment Management

Disclosure Review Office

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	The New Ireland Fund, Inc. (File no. 811-05984)

Dear Mr. Ellington:

Thank you for your oral comments provided August 31, 2017 regarding your Sarbanes-Oxley review of the 2016 annual report (the “Annual Report”) for The New Ireland Fund, Inc. (the “Fund”) provided to counsel for the Fund. Below is a supplemental response to the letter filed on October 19, 2017. Your oral comments are summarized in bold, followed by the Fund’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Annual Report.

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Kenneth Ellington

October 25, 2017

Comments and Responses

2.	Under Item 4(e) of Form N-CSR, the Fund must disclose the percentage of fees paid by the Fund for audit and non-audit related expenses pre-approved by its audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. Please confirm that such disclosures are correctly reported in the Fund’s current Form N-CSR for year ended October 31, 2016 and in future filings.

Please note that this response replaces the response to Comment 2 in the letter dated October 19, 2017.

The Fund supplementally confirms that its disclosure pursuant to Item 4(e)(2) of Form N-CSR should be 0% in each case with regard to Item(4)(c) and Item 4(d) for the year ended October 31, 2016. The Fund confirms that it will endeavor to ensure that such disclosures are correctly reported in future filings.

Kenneth Ellington

October 25, 2017

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Should you have any additional comments or concerns, please do not hesitate to contact Elliot Gluck of Willkie Farr & Gallagher LLP at (212) 728-8138.

Best regards,

/s/ Lelia Long

Lelia Long

Treasurer